UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Iterum Therapeutics plc
(Name of Issuer)

Ordinary shares, $0.01 par value per share
(Title of Class of Securities)

G6333L101
(CUSIP Number)

Kaasim Mahmood Advent Life Sciences LLP 158-160 North Gower Street London NW1 2ND United Kingdom +44 (0) 207 932 2100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2020; October 26, 2020; November 20, 2020; January 31, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Advent Life Sciences LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,859,173 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,859,173 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,859,173 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4% (2) (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

(1) For the January 31, 2021 and November 20, 2021 events, which includes 1,991,012 Ordinary Shares underlying Exchangeable Notes (as defined in Item 4) exchangeable within 60 days of the date of this Schedule 13D.  For the October 26, 2020 and July 1, 2020 events, 868,161 Ordinary Shares.

(2) For the January 31, 2021 event. After the July 1, 2020 event, the percent of class represented was 4.1%; after the October 26, 2020 event, the percent of class represented was 2.4%; and after the November 20, 2020 event, the percent of class represented was 6.4%.

1	NAMES OF REPORTING PERSONS
Advent Life Sciences Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,859,173 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,859,173 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,859,173 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4% (2) (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

(1) For the January 31, 2021 and November 20, 2020 events, which includes 1,991,012 Ordinary Shares underlying Exchangeable Notes (as defined in Item 4) exchangeable within 60 days of the date of this Schedule 13D.  For the July 1, 2020 and October 26, 2020 events, 868,161 Ordinary Shares.

(2) For the January 31, 2021 event. After the July 1, 2020 event, the percent of class represented was 4.1%; after the October 26, 2020 event, the percent of class represented was 2.4%; and after the November 20, 2020 event, the percent of class represented was 6.4%.

1	NAMES OF REPORTING PERSONS
Shahzad Malik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,912 Ordinary Shares underlying fully vested stock options owned directly by Dr. Malik
	8	SHARED VOTING POWER
2,859,173 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER
30,912 Ordinary Shares underlying fully vested stock options owned directly by Dr. Malik
	10	SHARED DISPOSITIVE POWER
2,859,173 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,890,085 (2) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5% (3) (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) For the January 31, 2021 and November 20, 2020 events, which includes 1,991,012 Ordinary Shares underlying Exchangeable Notes (as defined in Item 4) exchangeable within 60 days of the date of this Schedule 13D.  For the July 1, 2020 and October 26, 2020 events, 868,161 Ordinary Shares.

(2) For the January 31, 2021 and November 20, 2020 events, which includes 1,991,012 Ordinary Shares underlying Exchangeable Notes (as defined in Item 4) exchangeable within 60 days of the date of this Schedule 13D and 30,912 Ordinary Shares underlying fully vested stock options owned directly by Dr. Malik.  For the July 1, 2020 and October 26, 2020 events, 899,073 Ordinary Shares, which includes 30,912 Ordinary Shares underlying fully vested stock options owned directly by Dr. Malik.

(3) For the January 31, 2021 event. After the July 1, 2020 event, the percent of class represented was 4.2%; after the October 26, 2020 event, the percent of class represented was 2.4%; and after the November 20, 2020 event, the percent of class represented was 6.4%.

This Amendment No. 2 ("Amendment No. 2") amends and restates the statement on Schedule 13D that was originally filed on June 11, 2018, as amended by Amendment No. 1 that was filed on January 29, 2020 (together, the "Original Schedule 13D").  This Amendment No. 2 (together with the Original Schedule 13D, the "Schedule 13D") relates to the beneficial ownership of ordinary shares, $0.01 par value per share ("Ordinary Shares"), of Iterum Therapeutics plc, a public limited company organized under the laws of Ireland (the "Issuer"), and is being filed to reflect various decreases and increases in the percentage of class represented due to increases of the Issuer's capitalization, as well as Exchangeable Notes held by certain of the Reporting Persons becoming exercisable within 60 days. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This is the final amendment to the Schedule 13D and constitutes an "exit filing."

Item 1. Security and Issuer

(a) The class of equity securities to which this statement on Schedule 13D relates is the Ordinary Shares of the Issuer.

(b) The address of the principal executive offices of the Issuer is Block 2 Floor 3, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Item 2. Identity and Background

(a) The Reporting Persons are:

1. Advent Life Sciences LLP ("Advent")

2. Advent Life Sciences Fund II LP (the "Advent Fund")

3. Shahzad Malik

(b) The principal business office of each of the Reporting Persons is located at 158-160 North Gower Street, London NW1 2ND, United Kingdom.

(c) Advent and the Advent Fund are entities engaged in investment activities; Advent also is in the business of acting as the manager of the Advent Fund. The principal business of Dr. Malik is to serve as general partner of Advent and engaging in other investment activities.  Dr. Malik is also a member of the Issuer's board of directors (the "Board").

(d) None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Advent is a limited liability partnership organized under the laws of the United Kingdom.  The Advent Fund is a limited partnership organized under the laws of the United Kingdom.  Dr. Malik is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Considerations

The disclosure in Item 4 below is incorporated herein by reference.

The securities of the Issuer reported herein were purchased by Advent and the Advent Fund with the working capital of Advent and the Advent Fund both in transactions with the underwriters (as described below) and as a result of conversions of securities formerly acquired in private transactions directly with the Issuer. The aggregate purchase price of the securities of the Issuer directly held by the Reporting Persons (including the Units, as defined in Item 4 below) is approximately $15,891,416.00.

Item 4. Purpose of Transaction

On May 24, 2018, the Issuer entered into an underwriting agreement (the "Underwriting Agreement") with Leerink Partners LLC and RBC Capital Markets, LLC as Representatives of the several Underwriters (as defined therein) (the foregoing, collectively, the "Underwriters"), related to an initial public offering (the "IPO") of 6,150,000 Ordinary Shares of the Issuer at a price to the public of $13.00 per share. In addition, the Issuer granted to the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 922,500 Ordinary Shares to cover overallotments, if any. The IPO closed on May 30, 2018.

Pursuant to the IPO that closed on May 30, 2018, Advent and the Advent Fund purchased 8,144 and 228,840 Ordinary Shares, respectively, at the offering price of $13.00 per share, totaling 236,984 Ordinary Shares in the aggregate.  Each of Advent and the Advent Fund purchased the Ordinary Shares with their working capital.

On May 30, 2018, upon the closing of the IPO, Advent and the Advent Fund acquired 21,692 and 609,485 Ordinary Shares, respectively, resulting from the conversion of Series B-1 preferred shares of the Issuer ("Series B-1 Preferred") and Series B-2 preferred shares of the Issuer ("Series B-2 Preferred").  The Series B-1 Preferred and Series B-2 Preferred were convertible into Ordinary Shares at any time on a 1-for-1 basis and automatically converted into Ordinary Shares upon the closing of the IPO on a 1-for-1 basis.

On May 24, 2018, Dr. Malik was granted 11,241 options to purchase Ordinary Shares ("2018 Stock Options") at an exercise price of $13.00 each, which 2018 Stock Options vested on May 24, 2019 and which expire on May 23, 2028.

On June 13, 2019, Dr. Malik was granted 19,671 options to purchase Ordinary Shares (collectively with the 2018 Stock Options, the "Stock Options") at an exercise price of $6.74 each, which 2019 Stock Options vested on June 13, 2020 and which shall expire on June 12, 2029.

Dr. Malik has served on the Issuer's Board since May 2017 as the nominee of Advent and the Advent Fund pursuant to nomination rights granted to Advent and the Advent Fund pursuant to the terms of a voting agreement among certain of the shareholders of the Issuer that existed prior to (and terminated upon the closing of) the IPO.  The Stock Options were granted to Dr. Malik under the Issuer's 2018 Equity Incentive Plan in connection with his service on the Issuer's Board.

On January 16, 2020, Iterum Therapeutics Bermuda Limited, a company formed under the laws of Bermuda ("Iterum Bermuda") and a wholly-owned subsidiary of the Issuer, entered into a securities purchase agreement (the "Purchase Agreement") with the Issuer, the Issuer's wholly-owned subsidiaries and a number of accredited investors, as set forth therein (the "Investors"), pursuant to which Iterum Bermuda agreed to issue and sell to the Investors in a private placement (the "Private Placement") approximately $51.9 million aggregate principal amount of its 6.500% exchangeable senior subordinated notes due 2025, a copy of which is included within Exhibit VI hereto and incorporated herein by reference (the "Exchangeable Notes") and $0.1 million aggregate principal amount of its limited recourse royalty-linked subordinated notes, a copy of which is included within Exhibit VII hereto and incorporated herein by reference (the "RLNs" and, together with the Exchangeable Notes, the "Securities"). The Securities were sold in units (the "Units") with each Unit consisting of $1,000 principal amount of Exchangeable Notes and 50 RLNs. The Units were sold at a price of $1,000 per Unit. Iterum Bermuda's obligations under the Securities will be guaranteed by the Issuer and its wholly owned subsidiaries (collectively, the "Guarantors"). The Investors include two of the Reporting Persons, as follows: Advent agreed to purchase from Iterum Bermuda 53 Units for an aggregate purchase price equal to $53,000, and the Advent Fund agreed to purchase from Iterum Bermuda 1,495 Units for an aggregate purchase price equal to $1,495,000.

The Exchangeable Notes were initially exchangeable into Ordinary Shares ("Exchange Shares") at an initial exchange rate of 1,000 shares per $1,000 principal amount of Exchangeable Notes (equivalent to an initial exchange price of approximately $1.00 per Ordinary Share).  After the Company's October 26, 2020 public offering of Ordinary Shares and certain Warrants, the exchange rate was adjusted to 1,286.1845 shares per $1,000 principal amount of Exchangeable Notes (equivalent to a current exchange price of $0.7775 per Ordinary Share).  The exchange rate is subject to further adjustment, as described in response to Item 6 below. Holders of RLNs will be entitled to receive payments based solely on a percentage of the Issuer's net revenues from U.S. sales of specified sulopenem products, as described in response to Item 6 below.

In connection with the Private Placement, Sarissa Capital Management ("Sarissa") is entitled to receive two seats on the Issuer's Board, as described in response to Item 6 below.

Pursuant to the Purchase Agreement, the Issuer agreed with the Investors to seek shareholder approval (i) as may be required by the applicable rules and regulations of the Nasdaq Stock Market to permit the issuance of the Exchange Shares (as defined below) issuable in connection with the exchange of all Exchangeable Notes issued to the Investors (the "Shareholder Approval"), (ii) to increase the authorized number of Ordinary Shares under the Issuer's constitution to permit the issuance of Exchange Shares issuable in connection with the exchange of all Exchangeable Notes issued to the Investors ("Authorized Shares Approval") and (iii) as may be required under Irish takeover rules to facilitate the issuance of Exchange Shares without triggering a requirement for a mandatory offer under Irish takeover rules. In addition, as required by the Issuer's directors, including the directors affiliated with certain of the Investors, the Issuer agreed to undertake an offering of subscription rights to purchase additional Units (the "Rights Offering") on a pro rata basis to the Issuer's other shareholders that are not Investors pursuant to the Purchase Agreement.

Pursuant to Section 5.5 of the Purchase Agreement, each Investor, other than Salthill Investors (Bermuda) L.P. and Salthill Partners, L.P. (the "Wellington Entities"), has agreed with the Issuer that in connection with any action taken by the holders of the capital stock of the Issuer, such Investor shall vote all outstanding Ordinary Shares (other than Exchange Shares issued upon the exchange of any Exchangeable Note) that are owned beneficially or of record by such Investor in favor of the Shareholder Approval, the Authorized Shares Approval and the Rule 9 Whitewash (as each such term is defined in the Purchase Agreement).

Pursuant to Section 7(l) of the 2020 Investor Rights Agreement (as defined below), under certain circumstances, each of the Investors other than the Wellington Entities, agrees with the Issuer that such Investor shall, cause the voting of all such Ordinary Shares or other outstanding voting equity securities owned (whether beneficially or of record) by them or otherwise available to be voted by them or any of their affiliates from time to time (whether at any annual or extraordinary general meeting of the shareholders, by written consent or otherwise), in favor of the election of the Investor Designees (as defined in the 2020 Investor Rights Agreement) to the Issuer's Board and against any proposal to remove such Investor Designees.

By virtue of Section 5.5 of the Purchase Agreement and Section 7(l) of the 2020 Investor Rights Agreement and the obligations and rights thereunder, the Reporting Persons and certain of the Investors and/or certain of their affiliates may be deemed to constitute a "group" for purposes of Section 13(d) of the Act. Based on information reported by the Issuer, such a "group" would be deemed to beneficially own approximately 66% of the Issuer's Ordinary Shares calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any securities that they may be deemed to beneficially own solely by reason of the aforementioned provisions of the Purchase Agreement and the 2020 Investor Rights Agreement. Certain entities affiliated with such other Investors are separately making Schedule 13D filings reporting their beneficial ownership of Ordinary Shares.

Advent and the Advent Fund hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of Ordinary Shares or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding the Issuer, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, exercise some of all of the Stock Options, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.  There were certain restrictions on the activities of the Reporting Persons with respect to the Ordinary Shares as set out in the Lock-Up Agreement (as defined and described in the response to Item 6 below).

Except as otherwise disclosed herein, and subject to Dr. Malik's duties and responsibilities as a member of the Board, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) Items 7 through 11 and 13 of each of the cover pages of this statement on Schedule 13D are incorporated herein by reference.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

All percentages of ownership of Ordinary Shares by the Reporting Persons in this statement on Schedule 13D for the January 31, 2021 event assume an aggregate of 81,149,910 Ordinary Shares issued and outstanding as of January 31, 2021, as reported by the Issuer on the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Issuer on February 1, 2021, plus 1,991,012 Ordinary Shares issuable upon exercise of the Exchangeable Notes (as defined in Item 4) and, in the case of Dr. Malik, 30,192 Ordinary Shares underlying the fully vested 2018 Stock Options and 2019 Stock Options granted to Dr. Malik in his capacity as a member of the Issuer's Board.

All percentages of ownership of Ordinary Shares by the Reporting Persons in this statement on Schedule 13D for the November 20, 2020 event assume an aggregate of 43,035,245 Ordinary Shares issued and outstanding as of October 31, 2020, as reported by the Issuer on the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer on November 16, 2020, plus 1,991,012 Ordinary Shares issuable upon exercise of the Exchangeable Notes and, in the case of Dr. Malik, 30,192 Ordinary Shares underlying the fully vested 2018 Stock Options and the 2019 Stock Options granted to Dr. Malik in his capacity as a member of the Issuer's Board.

All percentages of ownership of Ordinary Shares by the Reporting Persons in this statement on Schedule 13D for the October 26, 2020 event assume an aggregate of 36,750,630 Ordinary Shares that were anticipated to be outstanding following the Issuer's public offering as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(5) on October 26, 2020 and, in the case of Dr. Malik, 30,192 Ordinary Shares underlying the fully vested 2018 Stock Options and the 2019 Stock Options granted to Dr. Malik in his capacity as a member of the Issuer's Board.

All percentages of ownership of Ordinary Shares by the Reporting Persons in this statement on Schedule 13D for the July 1, 2020 event assume an aggregate of 21,224,835 Ordinary Shares that were anticipated to be outstanding following the Issuer's public offering as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(5) on July 1, 2020 and, in the case of Dr. Malik, 30,192 Ordinary Shares underlying the fully vested 2018 Stock Options and the 2019 Stock Options granted to Dr. Malik in his capacity as a member of the Issuer's Board.

(b) Items 7 through 11 and 13 of each of the cover pages of this statement on Schedule 13D are incorporated herein by reference.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the other Reporting Persons, and this statement on Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose, except to the extent that any such Reporting Persons actually exercise voting or dispositive power with respect to such securities.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Except as set forth herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares beneficially owned by the Reporting Persons.

(e) As a result of the transactions described herein, on January 31, 2021 each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Ordinary Shares. The filing of this Amendment No. 2 represents the final amendment to this Schedule 13D and constitutes an exit filing for all Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 4 is hereby incorporated herein by reference.

Joint Filing Agreement

The Reporting Persons have entered into a joint filing agreement, dated as of the date hereof, a copy of which is filed with this statement on Schedule 13D as Exhibit I, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

Lock-Up Agreements

In connection with the IPO, each of the Reporting Persons entered into a lock-up agreement (each, a "Lock-Up Agreement"), a copy of the form of which is filed with this statement on Schedule 13D as Exhibit II and incorporated herein by reference, which provides that for a period of 180 days following May 24, 2018, subject to certain exceptions, that they agree that will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Ordinary Shares or securities convertible into or exchangeable or exercisable for Ordinary Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Ordinary Shares, whether any of these transactions are to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise. The Underwriters may, in their sole discretion, at any time, release all or any portion of the Ordinary Shares from the restrictions in the Lock-Up Agreements.

2017 Investor Rights Agreement

Advent and the Advent Fund entered into an amended and restated investor rights agreement, dated as of May 18, 2017 (the "2017 Investor Rights Agreement"), by and among the Issuer and certain other shareholders of the Issuer, a copy of which is filed with this statement on Schedule 13D as Exhibit III and incorporated herein by reference. The 2017 Investor Rights Agreement provides that, among other things, after the closing of the IPO, the shareholders party thereto (including Advent and the Advent Fund) are entitled to certain registration rights, including the right to demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Indemnity Agreement

Dr. Malik, in his capacity as a member of the Issuer's Board, along with other members of the Issuer's Board, entered into an Indemnity Agreement with the Issuer, a copy of the form of which is filed with this statement on Schedule 13D as Exhibit IV and incorporated herein by reference.

Purchase Agreement

The Investors, Iterum Bermuda and the Guarantors entered into the Purchase Agreement in connection with the Private Placement. A description of the material terms of the Purchase Agreement is set forth in response to Item 4 above, and a copy of the Purchase Agreement is filed with this statement on Schedule 13D as Exhibit V and incorporated herein by reference.

Exchangeable Note Indenture and the Exchangeable Notes

In connection with the transactions contemplated by the Purchase Agreement, on January 21, 2020 (the "Closing Date"), Iterum Bermuda and the Guarantors entered into an indenture (the "Exchangeable Note Indenture") with respect to the Exchangeable Notes with U.S. Bank National Association, as trustee (the "Exchangeable Notes Trustee"), which is filed with this statement on Schedule 13D as Exhibit VI and incorporated herein by reference. The Exchangeable Notes will mature on January 31, 2025, unless earlier exchanged, redeemed or repurchased in accordance with their terms, and will bear simple, non-compounding interest at a rate of 6.500% per year, payable solely on the date of maturity.

The Exchangeable Notes will be senior subordinated obligations of Iterum Bermuda and will be guaranteed on a senior subordinated basis by the Guarantors (the "Exchangeable Note Guarantees"). The Exchangeable Notes and Exchangeable Note Guarantees will be unsecured and rank equally with all of Iterum Bermuda's and each Guarantor's existing and future senior obligations. The Exchangeable Notes will be senior in right of payment to any of Iterum Bermuda's and each Guarantor's future obligations that are, by their terms, expressly subordinated in right of payment to the Exchangeable Notes and Exchangeable Note Guarantees. The Exchangeable Notes and Exchangeable Note Guarantees will be subordinated to Iterum Bermuda's and the Guarantors' obligations to Silicon Valley Bank ("SVB"), including their obligations pursuant to the Loan and Security Agreement, dated as of April 27, 2018 and amended as of January 16, 2020, with SVB (the "Loan Agreement") and any refinancings thereof, subject to the terms of the Exchangeable Note Indenture. In addition, the Exchangeable Notes and Exchangeable Note Guarantees will be effectively subordinated to Iterum Bermuda's and each Guarantor's secured obligations, including obligations under the Loan Agreement, to the extent of the value of the collateral securing such obligations.

The Exchangeable Notes were initially exchangeable, at the Issuer's election, into Ordinary Shares, cash or a combination of Ordinary Shares and cash, at an initial exchange rate of 1,000 shares per $1,000 principal amount of Exchangeable Notes (equivalent to an initial exchange price of approximately $1.00 per Ordinary Share). After the Company's October 26, 2020 public offering of Ordinary Shares and certain Warrants, the exchange rate was adjusted to 1,286.1845 shares per $1,000 principal amount of Exchangeable Notes (equivalent to a current exchange price of $0.7775 per Ordinary Share).  The exchange rate will be subject to anti-dilution adjustments, including weighted-average anti-dilution protections and other customary anti-dilution protections, as set forth in the Exchangeable Note Indenture.

Subject to the terms of the Exchangeable Note Indenture, on or after the one-year anniversary of the Closing Date until the second scheduled trading day immediately preceding January 15, 2025, holders may exchange the Exchangeable Notes at any time. In addition, the Exchangeable Notes will be mandatorily exchangeable if, following the one-year anniversary of the Closing Date and on or prior to January 1, 2025, (i) the U.S. Food and Drug Administration ("FDA") accepts for filing a new drug application by the Issuer or any of its affiliates for specified sulopenem products; (ii) the Issuer has at least $75 million of unrestricted cash, on a consolidated basis without including any net proceeds from sales of the Securities to the Investors and any other financing provided by the Investors after the date of the Exchangeable Note Indenture; and (iii) the daily volume-weighted average price of the Ordinary Shares has been at least $8.00 for 60 consecutive trading days.

Iterum Bermuda may at any time on or after the earliest of (i) the later of (x) the date on which certain ownership caps set forth in the Exchangeable Note Indenture no longer apply and (y) one year from the Closing Date, (ii) the consummation of a "fundamental change," as defined in the Exchangeable Note Indenture, and (iii) the date that the Issuer enters into a definitive agreement relating to a fundamental change, and, in each case, upon written consent of the holders of any outstanding senior debt, redeem for cash all or a portion of the Exchangeable Notes, at its option. The redemption price will be equal to (a) 115% of the principal amount of the Exchangeable Notes to be redeemed, if the redemption date occurs on or after the approval by the FDA of a new drug application ("FDA Approval") by the Issuer for specified sulopenem products and there has been a commercial sale of such a product (collectively, the "Redemption Payment Event"), (b) 300% of the principal amount of the Exchangeable Notes to be redeemed, if the redemption date occurs prior to the Redemption Payment Event, or (c) if a change of control transaction is consummated prior to or within 120 days after the applicable redemption date, the greater of (x) 300% of the principal amount of the Exchangeable Note to be redeemed and (y) the consideration that the holder of the Exchangeable Note to be redeemed would have received in connection with such change of control transaction if the Exchangeable Note had been exchanged immediately prior thereto ((x) and (y) collectively, the "Change of Control Price"), plus, in each case, any accrued and unpaid interest to, but excluding, the redemption date.

If the Issuer undergoes a "fundamental change," as defined in the Exchangeable Note Indenture, prior to January 15, 2025, Exchangeable Note holders may require Iterum Bermuda to repurchase for cash all or any portion of their Exchangeable Notes at a fundamental change repurchase price equal to (i) the Change of Control Price, if the fundamental change is not a liquidation event, or (ii) 100% of the principal amount of the Exchangeable Notes to be repurchased, if the fundamental change is a liquidation event, plus, in each case, any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The Exchangeable Note Indenture contains customary terms and certain affirmative covenants, including that upon certain events of default occurring and continuing, either the Exchangeable Notes Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Exchangeable Notes may declare 100% of the principal of, and accrued and unpaid interest, if any, on, all the Exchangeable Notes to be due and payable. In addition, the Exchangeable Note Indenture contains negative covenants which, among other things and subject to specified exceptions, prohibit Iterum Bermuda and the Guarantors (and their subsidiaries) from (i) incurring any indebtedness that is not permitted by the Exchangeable Note Indenture or amending the terms of any subordinated indebtedness, (ii) entering into strategic transactions or transferring any material assets, (iii) undergoing a change of control transaction (as defined in the Exchangeable Note Indenture), other than a change of control transaction in which each holder of an outstanding Exchangeable Note receives cash consideration of at least 300% of the outstanding principal amount of such Exchangeable Note, (iv) amending or terminating the Issuer's license agreement with Pfizer Inc., (v) acquiring other assets or businesses other than in the ordinary course of business or making any loans or other capital contributions or investments in any other person, (vi) entering into transactions with a significant shareholder (as defined in the Exchangeable Note Indenture), and, in addition, prohibit the Issuer from redeeming or repurchasing any of its capital stock, in each case without first obtaining the consent of the holders representing at least 66 2/3% of the aggregate principal amount of Exchangeable Notes outstanding, which consent will be subject to a veto right of the holders of 30% of the outstanding Exchangeable Notes which must include Sarissa so long as Sarissa and its affiliates own at least 10% of the outstanding Exchangeable Notes.

Pursuant to the Exchangeable Note Indenture, unless the Issuer obtains the Shareholder Approval, the Exchangeable Notes issued to the Investors will not be exchangeable for Ordinary Shares to the extent that upon an exchange, among other things, (i) the number of Ordinary Shares then beneficially owned by the holder would exceed 19.99% of the total number of Ordinary Shares issued and outstanding, (ii) the shares issued, when aggregated with any other Ordinary Shares beneficially owned by the holder, would otherwise result in a "change of control" of the Issuer within the meaning of Nasdaq Listing Rules or (iii) the shares issued, together with all other Ordinary Shares issuable upon exchange of the Exchangeable Notes issued to the Investors, would exceed 19.99% of the issued and outstanding Ordinary Shares immediately prior to the issuance of the Exchangeable Notes to the Investors. In addition, unless the Issuer obtains the Authorized Shares Approval, the Exchangeable Notes issued to the Investors will not be exchangeable for Ordinary Shares to the extent the shares issued, together with all other Ordinary Shares issuable upon exchange of the Exchangeable Notes issued to the Investors, would exceed the Ordinary Shares available for issuance (less certain reserved shares). The Exchangeable Note Indenture also contains additional restrictions on the issuance of Ordinary Shares in respect of certain Irish laws.

RLN Indenture and the RLNs

In connection with the transactions contemplated by the Purchase Agreement, on the Closing Date, Iterum Bermuda and the Guarantors entered into an indenture (the "RLN Indenture") with respect to the RLNs with Iterum Holders' Representative LLC (an affiliate of Sarissa), as the representative of the RLN holders, and Computershare Trust Company, N.A., as trustee (the "RLN Trustee"), which is filed with this statement on Schedule 13D as Exhibit VII and incorporated herein by reference.

Holders of RLNs will be entitled to payments based solely on a percentage of the Issuer's net revenues from U.S. sales of specified sulopenem products ("Specified Net Revenues"). Payments will be due within 75 days of the end of each six-month payment measuring period (a "Payment Measuring Period"), beginning with the Payment Measuring Period ending June 30, 2020 until (i) the "Maximum Return" (as described below) has been paid in respect of the RLNs, or (ii) the "End Date" occurs, which is December 31, 2045, or (iii) December 31, 2025, in the event that the Issuer has not yet received FDA Approval with respect to one or more specified sulopenem products by such date. The aggregate amount of payments in respect of all RLNs during each Payment Measuring Period will be equal to the product of total Specified Net Revenues earned during such period and the applicable payment rate (the "Payment Rate"), determined based on which of the specified sulopenem products have received FDA Approval. The Payment Rate will be based on the maximum aggregate principal amount of RLNs and will equal (i) up to 15% if the Issuer or one of its affiliates has received FDA Approval for the use of specified sulopenem products for the treatment of uncomplicated urinary tract infections and (ii) up to 20% if the Issuer or one of its affiliates has received FDA Approval for the use of specified sulopenem products for the treatment of complicated urinary tract infections but has not received FDA Approval for treatment of uncomplicated urinary tract infections. Each RLN will receive its pro rata share of the interest payable in respect of RLNs, based on the portion such RLN's principal amount comprises of the aggregate principal amount of all of the RLNs.

Prior to the End Date, Iterum Bermuda will be obligated to make payments on the RLNs from Specified Net Revenues until each RLN has received payments equal to $160.00 (or 4,000 times the principal amount of such RLN) (the "Maximum Return"). The principal amount of the RLNs, equal to $0.04 per RLN, is the last portion of the Maximum Return amount to which payments from Specified Net Revenue are applied. If any portion of the principal amount of the outstanding RLNs has not been paid as of the End Date, Iterum Bermuda must pay the unpaid portion of the principal amount. If Iterum Bermuda fails to pay any amounts on the RLNs that are due and payable, such defaulted amounts will accrue default interest at a rate per annum equal to the prime rate plus three percent (3.00%). Default interest will also accrue on the Principal Amount Multiple (as defined in the RLN Indenture) as a result of certain other defaults under the RLN Indenture at a rate per annum equal to four percent (4.00%).

The RLNs will be senior subordinated obligations of Iterum Bermuda and will be guaranteed on a senior subordinated basis by the Guarantors (the "RLN Guarantees"). Payment obligations that arise in respect of the RLNs and RLN Guarantees will be unsecured and rank equally with all of Iterum Bermuda's and each Guarantor's existing and future senior obligations, other than the Issuer's and each Guarantor's obligations to SVB. The RLNs will be senior in right of payment to any of Iterum Bermuda's and each Guarantor's future obligations that are, by their terms, expressly subordinated in right of payment to the RLNs and RLN Guarantees. The RLNs and RLN Guarantees will be subordinated to Iterum Bermuda's and the Guarantors' obligations to SVB, including their obligations pursuant to the Loan Agreement and any refinancings thereof, subject to the terms of the RLN Indenture. In addition, the RLNs and RLN Guarantees will be effectively subordinated to Iterum Bermuda's and each Guarantor's secured obligations, including obligations under the Loan Agreement, to the extent of the value of the collateral securing such obligations.

Iterum Bermuda may at any time redeem for cash all, but not less than all, of the RLNs, at its option. The redemption price per RLN will be equal to the Maximum Return for each RLN, less payments made through and including the redemption date, plus certain accrued but unpaid default interest (if any). Upon a change of control of the Issuer, the Issuer will require the ultimate beneficial owner or owners controlling the acquiring person or persons to guarantee the obligations of Iterum Bermuda under the RLN Indenture. In the event that a change of control occurs before the Issuer receives FDA Approval with respect to one or more specified sulopenem products, the redemption price per RLN will be reduced to 50% of the Maximum Return for each RLN, less payments made through and including the redemption date, plus certain accrued but unpaid default interest (if any).

In the event Iterum Bermuda fails to make payments on the RLNs when due, the sole remedy of the holders of the RLNs will be to institute suit for payment of any such defaulted amounts and any default interest, and no holder will have the right to accelerate payment of any amount in respect of the RLNs, to demand payment of monetary damages (other than such defaulted amounts and any default interest), or to demand payment of the Maximum Return in respect of any RLN prior to any date that any such amount would otherwise become due and payable. In no event shall Iterum Bermuda be obligated to make any payment in respect of the RLNs (other than principal and certain default interest) on account of any assets or properties of Iterum Bermuda other than the Specified Net Revenues.

The RLN Indenture contains certain terms including affirmative covenants. In addition, the RLN Indenture contains negative covenants which, among other things and subject to specified exceptions, prohibit Iterum Bermuda or the Guarantors from (i) selling, transferring or assigning certain assets, (ii) permitting certain subsidiaries of the Issuer from undergoing a change of control, (iii) agreeing to the creation of certain liens or encumbrances that may reduce the amount of payments under the RLNs, (iv) agreeing to certain amendments, waivers, terminations, assignments or delegations under the Issuer's license agreement with Pfizer Inc. and (v) taking others action outside the ordinary course of the business that would reasonably be expected to reduce the amount of payments under the RLNs, in each case without first obtaining the consent of the holders of RLNs representing the right to receive no less than a majority of the aggregate principal amount of the outstanding RLNs, which consent will be subject to a veto right of the holders of 30% of the outstanding RLNs which must include Sarissa so long as Sarissa and its affiliates own at least 10% of the outstanding RLNs.

2020 Investor Rights Agreement

Also in connection with the transactions contemplated by the Purchase Agreement, on the Closing Date, Iterum Bermuda and the Guarantors entered into an investor rights agreement (the "2020 Investor Rights Agreement") with the Investors, the form of which is filed with this statement on Schedule 13D as Exhibit VIII and incorporated herein by reference.

Pursuant to the terms of the 2020 Investor Rights Agreement, for so long as Sarissa and its affiliates own at least 5% or 12.5%, as applicable, of the Issuer's outstanding Ordinary Shares on a fully diluted basis, promptly, and in any event no more than 5 business days following written request of Sarissa, the Issuer will cause the Issuer's board of directors to increase to consist of nine or ten members, as applicable, and the Issuer will cause the board of directors to consist of no more than ten members without the prior written consent of Sarissa. In addition, for so long as Sarissa and its affiliates own at least 12.5% of the Issuer's outstanding Ordinary Shares on a fully diluted basis, Sarissa will have the right to designate two directors to the Issuer's board of directors and, for so long as Sarissa and its affiliates own at least 5% but less than 12.5%, it will have the right to designate one director to the Issuer's board of directors (the "Investor Designees"). Pursuant to the terms of the 2020 Investor Rights Agreement, such Investor Designees will be appointed to the Company's board of directors and to be members of the class of directors that was subject to reelection at the Company's most recent annual meeting of shareholders. The Investor Designees will be entitled to be a member of any committee of the board of directors subject to the terms of the 2020 Investor Rights Agreement. Pursuant to the terms of the 2020 Investor Rights Agreement, the Investors, subject to specified exceptions, will agree with the Company to vote in favor of the election of the Investor Designees, and the Issuer will agree to cause the Investor Designees to be named in any relevant proxy statement.

In addition, pursuant to the terms of the 2020 Investor Rights Agreement, for so long as Sarissa owns 10% of the Issuer's outstanding Ordinary Shares on a fully diluted basis, Sarissa will have a right of first offer with respect to future proposed equity financings of the Issuer up to that portion of such new securities which equals Sarissa's, together with its affiliates, percentage ownership of the Issuer's outstanding Ordinary Shares on a fully diluted basis, subject to specified exceptions for certain exempt issuances and pursuant to specified procedures. In the event the Issuer's board of directors determines in good faith that the Issuer must conduct an equity financing on an expedited basis without compliance with the right of first offer described above in order to avoid material harm to the Issuer or any of its affiliates, the Issuer may effect and consummate such equity financing and, as promptly as practicable following the consummation of such equity financing, Sarissa will have the opportunity to participate in such equity financing and be put in the same place (including in respect of the percentage ownership of the equity securities of the Issuer) Sarissa would have been had such equity financing been effected in accordance with the terms of the right of first offer. As set forth in the 2020 Investor Rights Agreement, in any 12-month period, the Issuer may conduct an equity financing without compliance with the pre-emptive rights described above (an "Excused Issuance"); provided that the Issuer may not issue new securities (other than specified exempted securities) exceeding (in the aggregate with all other Excused Issuances during such 12-month period) 5% of the issued and outstanding Ordinary Shares on a fully diluted basis, and the Issuer may not issue new securities (other than specified exempted securities) in exchange for consideration (whether in cash or other property) the value of which exceeds (in the aggregate with all other Excused Issuances during such 12 month period) $5.0 million. The Issuer may only consummate two Excused Issuances for so long as the 2020 Investor Rights Agreement is in effect.

As set forth in the 2020 Investor Rights Agreement, Iterum Bermuda and the Guarantors will agree to file a registration statement covering (a) in the case of a registration statement on Form S-1, the resale of the Exchangeable Notes, the Ordinary Shares issuable in connection with the exchange of the Exchangeable Notes (the "Exchange Shares") and the RLNs or (b) in the case of a registration statement on Form S-3, the Exchange Shares (the securities in (a) and (b) together, the "Registrable Securities"). Under the 2020 Investor Rights Agreement, the Issuer will agree to file an initial registration statement covering the resale by the Investors of their Registrable Securities within 10 business days following the later of (x) the earlier of (I) the consummation of the Rights Offering and (II) one year following the Closing Date and (y) the date on which the number of unissued Ordinary Shares available for issuance (less certain reserved shares) is greater than the total number of Ordinary Shares issuable upon exchange of the then-outstanding Exchangeable Notes (the "Registration Trigger"). Iterum Bermuda and the Guarantors will agree to use their best efforts to cause the initial registration statement to be declared effective within 60 days after the Registration Trigger or as soon as practicable thereafter and to keep a registration statement on Form S-1 or Form S-3, depending on the circumstances specified in the 2020 Investor Rights Agreement, effective until the earlier of the date (i) the Registrable Securities covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction or (ii) that is six years following the date the initial registration statement initially becomes effective. Iterum Bermuda and certain of the Guarantors will agree to be responsible for certain fees and expenses incurred in connection with the registration of the Registrable Securities (other than discounts, commissions and fees of underwriters, selling brokers and dealer managers).

In the event (i) a registration statement has not been timely filed or (ii) during the required effectiveness period a registration statement covering the Registrable Securities ceases to be effective for resales of Registrable Securities for more than 60 consecutive days or for more than 120 days in any 12-month period (together, a "Registration Default"), then, subject to certain limited exceptions, (a) with respect to Registrable Securities that constitute Exchangeable Notes, the interest rate on such Exchangeable Notes will be increased by 0.25% per annum for each 90-day period of such Registration Default, up to a maximum increase of 1.00% per annum and (b) with respect to Registrable Securities that constitute RLNs, interest will accrue at 0.25% per annum on the Principal Amount Multiple (as defined in the RLN Indenture) of such RLNs for the first 90-day period of such Registration Default and an additional 0.25% per annum with respect to each subsequent 90-day period, up to a maximum of 1.00% per annum. Such interest will become due and payable, in the case of the RLNs, on each interest payment date during which such Registration Default is continuing and, in the case of the Exchangeable Notes, upon a redemption, fundamental change repurchase or the date of maturity.

Iterum Bermuda and the Guarantors will grant the Investors customary indemnification rights in connection with the registration statement(s) to be filed pursuant to the 2020 Investor Rights Agreement. The Investors will also grant Iterum Bermuda and the Guarantors customary indemnification rights in connection with the registration statement(s).

The descriptions of the Lock-Up Agreement, 2017 Investor Rights Agreement, Indemnity Agreement, Purchase Agreement, Exchangeable Note Indenture, RLN Indenture and 2020 Investor Rights Agreement set forth in Item 4 and this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which have been filed as Exhibit II, Exhibit III, Exhibit IV, Exhibit V, Exhibit VI, Exhibit VII and Exhibit VII, respectively, and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description
I

Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons, dated as of January 29, 2020, filed as Exhibit I to Amendment No.1 to Schedule 13D filed with the SEC by the Reporting Persons on January 29, 2020, and incorporated herein by reference.

II

Form of Lock-up Agreement, dated as of May 24, 2018, described in item 6, in the form entered into by each Reporting Person, filed as Exhibit II to the Schedule 13D filed with the SEC by the Reporting Persons on June 11, 2018, and incorporated herein by reference.

III

Amended and Restated Investor Rights Agreement dated as of May 18, 2017, described in Item 6, filed as Exhibit 10.2 to the Issuer's Registration Statement on Form S-1 (File No. 333-224582) filed with the SEC on May 1, 2018, and incorporated herein by reference.

IV

Form of Indemnity Agreement described in Item 6, filed as Exhibit 10.10 to the Issuer's Registration Statement on Form S-1 (File No. 333-224582) filed with the SEC on May 1, 2018, and incorporated herein by reference.

V

Securities Purchase Agreement, dated January 16, 2020, described in Items 4 and 6, filed as Exhibit No. 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on January 17, 2020, and incorporated herein by reference.

VI

Form of Indenture relating to 6.500% Exchangeable Senior Subordinated Notes due 2025, described in Item 6, filed as Exhibit No. 4.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on January 17, 2020, and incorporated herein by reference.

VII

Form of Indenture relating to Limited Recourse Royalty-Linked Subordinated Notes, described in Item 6, filed as Exhibit No. 4.3 to the Issuer's Current Report on Form 8-K, filed with the SEC on January 17, 2020, and incorporated herein by reference.

VIII

Form of Investor Rights Agreement, described in Item 6, filed as Exhibit No. 10.2 to the Issuer's Current Report on Form 8-K, filed with the SEC on January 17, 2020, and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2021

ADVENT LIFE SCIENCES LLP By: /s/ Shahzad Malik Shahzad Malik, General Partner of Advent Life Sciences LLP
ADVENT LIFE SCIENCES FUND II LP By: /s/ Shahzad Malik Shahzad Malik, General Partner of Advent Life Sciences LLP acting in its capacity as Manager of Advent Life Sciences Fund II LP
/s/ Shahzad Malik SHAHZAD MALIK

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).